UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A/A
(Amendment No. 3)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

On Track Innovations Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Israel	N/A
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel	12000
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Ordinary Shares Purchase Rights	Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:_____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None   (Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Amendment No. 3 on Form 8-A amends Items 1 and 2 of On Track Innovations Ltd. (the “Registrant”) Form 8-A, as previously amended, that was filed on January 12, 2009 and amended on January 11, 2012, to register the Ordinary Share purchase rights underlying Registrant’s Rights Agreement.  Item 1 is amended to read in its entirety as follows.

Item 1. Description of Registrant’s Securities to be Registered.

On January 11, 2009, the Board of Directors (the “Board”) of the Registrant adopted a shareholder rights plan, as set forth in the Rights Agreement, dated as of January 12, 2009, by and between the Registrant and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”). Pursuant to the terms of the Rights Agreement, the Board approved a distribution by way of bonus rights, of one special purchase right (a “Right”) for each outstanding Ordinary Share , par value NIS 0.10 per share of the Registrant (“Ordinary Shares”). The bonus rights were distributed on January 12, 2009, to the shareholders of record as of the close of business on January 11, 2008.

The Rights are traded with, and are inseparable from, the Ordinary Shares. The Rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for the Registrant’s Ordinary Share or, in the case of certificated shares, the certificates that represent such Ordinary Share. New Rights accompany any new Ordinary Share that was issued by the Registrant after January 11, 2009, until the Distribution Date described below.

On January 5, 2012 the Board of the Registrant amended the Rights Agreement to provide, among other things, that each Right allow its holder to purchase from the Registrant half, one, two or three Ordinary Shares as shall be determined by the Board once the Rights become exercisable.

On January 9, 2014, the Rights Agreement was further amended to provide, among other things, that each Right will not expire on January 10, 2104 but rather be extended until January 10, 2016 and to allow the holder of each Right to purchase from the Registrant four tenths, half, one, two or three Ordinary Shares as shall be determined by the Board once the Rights become exercisable (the “Exercise Ratio”).

The Rights will not be exercisable until the earlier of the following (the “Distribution Date”):

•
Ten days (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person, as such term is defined in the Rights Agreement) after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Registrant’s outstanding Ordinary Shares, except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board; or

•
Ten business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board) which, if completed, would result in that person or group becoming an Acquiring Person.

Until the Distribution Date, the balances in the book-entry accounting system of the transfer agent for the Registrant’s Ordinary Shares or, in the case of certificated shares, Ordinary Shares certificates, will evidence the Rights, and any transfer of Ordinary Shares will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the Ordinary Shares and will be evidenced solely by Rights certificates that the Registrant will mail to all eligible holders of Ordinary Shares. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

The Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the Registrant’s outstanding Ordinary Shares.

If a person or group becomes an Acquiring Person, all holders of Rights, except for the Acquiring Person or any associate or affiliate thereof may, for NIS0.10 per share (subject to adjustment as provided in the Rights Agreement), purchase four tenths, half, one, two or three Ordinary Shares, in accordance with the Exercise Ratio. In addition, if, after a person or group becomes an Acquiring Person, the Registrant is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person or any associate or affiliate thereof may, for NIS0.10 per share (subject to adjustment as provided in the Rights Agreement), purchase four tenths, half, one, two or three Ordinary Shares, as specified above of the acquiring corporation’s common stock.

The Rights will expire on January 10, 2016, unless previously redeemed, or such later date as determined by the Board (so long as such determination is made prior to the earlier of the Distribution Date or January 10, 2016).

The Board may redeem the Rights for no consideration at any time prior to ten days after such time that any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Registrant’s outstanding ordinary shares, the Board may extinguish the Rights by exchanging each Right for ordinary shares at an exchange ratio equal to the effective Exercise Ratio or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.

The terms of the Rights Agreement may be amended (including terminated) by the Board without the consent of the holders of the Rights.  However, after a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

A copy of the Rights Agreement (including as Exhibit A the form of Right Certificate and as Exhibit B the Summary of Rights to Purchase Ordinary Shares) has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A/A and is incorporated herein by reference. The foregoing description of the terms of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2. Exhibits.

No.	Description

4.1
Rights Agreement dated as of January 12, 2009, as amended and restated on January 11, 2012 and further amended and restated on January 9, 2014, between On Track Innovations Ltd. and Continental Stock Transfer & Trust Company, a New York Corporation, as a rights agent which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ON TRACK INNOVATIONS LTD. By: /s/ ARIE G. RUBINSTEIN —————————————— Arie G. Rubinstein, Adv. General Counsel & Corporate Secretary

Date: January 9, 2014